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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                               SCHEDULE 14D-9/A

                               (Amendment No. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                 PEAPOD, INC.
                           (Name of Subject Company)

                                 PEAPOD, INC.
                     (Name of Person(s) Filing Statement)

                               -----------------

                    Common Stock, Par Value $.01 Per Share
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   704718105
                      (CUSIP Number of Class Securities)

                               -----------------

                              Andrew B. Parkinson
                     Chairman and Chief Financial Officer
                                 Peapod, Inc.
                               9933 Woods Drive
                            Skokie, Illinois 60077
                                (847) 583-9400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                  Copies to:

                              Christine A. Leahy
                          Sidley Austin Brown & Wood
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                                (312) 853-7000


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   This Amendment No. 3 (this "Amendment") amends the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Peapod, Inc., a Delaware corporation ("Peapod"), with the Securities and Exchange Commission (the "SEC") on July 30, 2001 as amended by Amendment No. 1 filed on August 1, 2001 and Amendment No. 2 filed on August 7, 2001 (the "Schedule 14D-9"). The Schedule 14D-9 and this Amendment relate to the offer by Bean Acquisition Corp. (the "Acquiror"), a Delaware corporation and wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Delaware corporation ("Holdings") and indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability organized and existing under the laws of The Netherlands ("Royal Ahold"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") (which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934, as amended) filed with the Securities and Exchange Commission (the "SEC") on July 27, 2001. According to the Schedule TO, the Acquiror is offering to acquire any and all of the outstanding Shares not owned by Royal Ahold, for an amount equal to $2.15 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 and in the related Letter of Transmittal (which, as they may be supplemented and amended from time to time, together constitute the "Offer"). This Amendment is being filed on behalf of Peapod. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9.


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Item 9. Exhibits.

Exhibit No.                                               Description
-----------                                               -----------
  (a)(1)    Offer to Purchase, dated July 27, 2001.*+
  (a)(2)    Letter of Transmittal.*+
  (a)(3)    Letter to Stockholders of Peapod, dated July 27, 2001.+
  (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
  (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
  (a)(6)    Joint Press Release issued by Peapod and Royal Ahold on July 16, 2001.*
  (a)(7)    Opinion of William Blair & Company, L.L.C., dated July 16, 2001 (attached as Annex A hereto).+
  (a)(8)    Complaint, Richard Hartley v. Peapod, Inc., et. al., Civil Action No. 19025, filed on July 27, 2001, in the Court of Chancery for New Castle County of the State of Delaware (incorporated by reference to
            Exhibit (d)(23) to the Schedule TO/A filed by Bean Acquisition Corp., Ahold U.S.A. Holdings, Inc.
            and Koninklijke Ahold N.V. on August 1, 2001).
  (e)(1)    Agreement and Plan of Merger, dated as of July 16, 2001, by and among Koninklijke Ahold N.V.,
            Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.*
  (e)(2)    First Amendment to Agreement and Plan of Merger, dated as of July 26, 2001, by and among
            Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.*
  (e)(3)    Peapod, Inc.'s Proxy Statement relating to the Annual Meeting of Stockholders held on May 15,
            2001 (incorporated by reference to the Schedule 14A of Peapod, Inc. filed on April 13, 2001).
  (e)(4)    Purchase Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold N.V.
            (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Peapod, Inc.
            on April 28, 2000).
  (e)(5)    Exchange Agreement and First Amendment to Purchase Agreement (dated April 14, 2000) by and among Peapod, Inc. and Koninklijke Ahold N.V., dated October 12, 2000 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Peapod, Inc. on October 18, 2000).
  (e)(6)    Credit Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold N.V.
            (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Peapod, Inc.
            on April 28, 2000).
  (e)(7)    First Amendment to Credit Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated
            February 26, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Peapod, Inc. on March 2, 2001).
  (e)(8)    Second Amendment to Credit Agreement (dated April 14, 2000) dated as of March 30, 2001 between
            Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 10.42 to the
            Annual Report on Form 10-K filed on March 30, 2001 by Peapod, Inc.)
  (e)(9)    Amended and Restated Security Agreement dated as of April 5, 2000 by Peapod, Inc. to BEW, Inc.
            and Koninklijke Ahold N.V. (incorporated by reference to Exhibit 99.3 of the Current Report on
            Form 8-K filed by Peapod, Inc. on April 28, 2000).
  (e)(10)   Amended and Restated Collateral Assignment of Intellectual Property Agreement dated as of April
            14, 2000 by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V. (incorporated by reference to
            Exhibit 99.4 of the Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000).
  (e)(11)   Registration Rights Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold
            N.V. (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by Peapod,
            Inc. on April 28, 2000).
  (e)(12)   Supply and Services Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold
            N.V. (incorporated by reference to Exhibit 99.6 of the Current Report on Form 8-K filed by Peapod,
            Inc. on April 28, 2000).
  (e)(13)   Warrant to Purchase 100,000 shares of Common Stock of Peapod, Inc. issued April 10, 2000 to
            Koninklijke Ahold N.V. (incorporated by reference to Exhibit 99.9 of the Current Report on
            Form 8-K filed by Peapod, Inc. on April 28, 2000).

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

Exhibit No.                                              Description
-----------                                              -----------
  (e)(14)   Warrant to Purchase 3,566,667 shares of Common Stock of Peapod, Inc. to Koninklijke Ahold N.V.
            (incorporated by reference to Exhibit 99.10 of the Current Report on Form 8-K filed by Peapod, Inc. on
            April 28, 2000).

  (e)(15)   Form of Warrant to Purchase 32,894,270 shares of Common Stock of Peapod, Inc. to Koninklijke
            Ahold N.V. (incorporated by reference to Exhibit 99.11 of the Current Report on Form 8-K filed by
            Peapod, Inc. on April 28, 2000).

  (e)(16)   Assignment of Option to Purchase and Grant of Option to Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich LLC.*

  (e)(17)   Parkinson Registration Rights Agreement among Peapod, Inc. Andrew B. Parkinson and Thomas L.
            Parkinson, dated May 30, 1997 (incorporated by reference to Exhibit 10.12 of Peapod, Inc.'s
            Registration Statement on Form S-1, as amended (Registration No. 333-24341)).

  (e)(18)   Option Agreement, dated as of January 4, 2000, between Peapod, Inc. and McLane Group, L.P.*

  (e)(19)   Peapod Management Agreement Outline of Terms between Peapod, Inc. and McLane Group, L.P., dated November 8, 2000. (filed herewith)

  (e)(20)   Software License Agreement between M-Group Systems, Inc. and Peapod, Inc. dated October 11,
            1999. (filed herewith)

  (e)(21)   Letter regarding payment of dividends and interest, dated March 30, 2001 from Koninklijke Ahold
            N.V. to Peapod, Inc. (incorporated herein by reference to Exhibit 10.16 to Schedule 13D filed by
            Koninklijke Ahold N.V. on April 13, 2001)

--------
* Incorporated by reference to the Schedule TO filed by Purchaser on July 27, 2001.
+ Included in copies mailed to Peapod's stockholders.

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

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2001

                                          PEAPOD, INC.

                                          By:
                                             /S/ ANDREW B. PARKINSON
                                             -----------------------------------
                                             Andrew B. Parkinson
                                             Chairman and Chief Financial
                                             Officer

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